Exhibit 12

	For the year ended December 31,
	2014	2013	2012	2011	2010

Pretax income	(37,682,275)	11,153,895	16,525,130	10,538,928	542,896

Fixed Charges:

Interest Expense	984,428	1,043,786	783,373	343,491	158,406

Total earnings	(36,697,847)	12,197,681	17,308,503	10,882,419	701,302

Ratio of earnings to fixed charges	(37.28)	11.69	22.09	31.68	4.43